

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

May 23, 2006

Mr. Nelson A. Bangs, Esq.
Senior Vice President
The Neiman Marcus Group, Inc.
One Marcus Square, 1618 Main Street
Dallas, Texas 75201

> Re: **The Neiman Marcus Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 12, 2006**
> **File No. 333-133184**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 12, 2006**
> **File No. 333-133186**

Dear Mr. Bangs:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed May 12, 2006

Unaudited Pro Forma Condensed Consolidated Financial Information, page 39

1. We note your response to comment 2 in our letter dated May 3, 2006 and the revision to your disclosure in Note (4) on page 44. It does not appear that the pro forma adjustments related to stock-based compensation expense are related to the allocation of purchase price or the additional financing. Please tell us why the stock-based compensation adjustments are directly related to the transactions or delete the adjustments. Please refer to paragraph (b)(6) of Article 11 of Regulation S-X.

Financial Statements, page F-1

2. We note your response to comment 10 in our letter dated May 3, 2006. We expected your response to address both gift cards issued under your loyalty program and gift cards sold in your specialty retail stores and direct marketing segments. Please tell us your accounting policy for recognizing breakage related to gift cards sold in your specialty retail stores and direct marketing segments and the amounts of breakage, if any, recognized for the each of the years (and interim periods) presented. Please also tell us how you estimate breakage and the historical data that supports your breakage estimates. If material, please disclose your accounting policy related to breakage in the notes to your financial statements.

Amendment No. 1 to Registration Statement on Form S-4 Filed May 12, 2006

3. Please amend your filing as applicable to address the above comments.

*   *   *   *   *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact William Thompson, Assistant Chief Accountant, at (202) 551-3344 or Michael Moran, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert P. Davis, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        Via Facsimile (212) 225-3999